UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

              Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually prior to March 1

                             BLACK HILLS CORPORATION

                   For the fiscal year ended December 31, 2001

Black Hills Corporation hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

Black Hills Corporation

     Black Hills Corporation is a South Dakota corporation headquartered in Rapid City, South Dakota. The corporation is a public utility holding company and is the ultimate parent corporation of the Black Hills organization.
Subsidiaries of Black Hills Corporation are engaged in the generation, transmission, distribution and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and internet services. Black Hills Corporation is publicly traded and is listed on the New York Stock Exchange under the symbol "BKH.".

Black Hills Power, Inc.

     Black Hills Power, Inc. ("Black Hills Power") is a South Dakota corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota. Black Hills Power is a public utility engaged in the generation, transmission, distribution and sale of electricity to approximately 59,200 customers in eleven counties in western South Dakota, eastern Wyoming and southwestern Montana. Black Hills Power is the only public utility subsidiary of Black Hills Corporation.


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Black Hills Energy Ventures, Inc.

     Black Hills Energy Ventures, Inc. ("BHEV") is a South Dakota corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota. BHEV is a holding company for subsidiaries engaged in the independent energy business.

Wyodak Resources Development Corp.

     Wyodak Resources Development Corp. ("Wyodak") is a Delaware corporation and a wholly owned subsidiary of Black Hills Energy Ventures, Inc. Wyodak is headquartered in Rapid City, South Dakota , but its principal place of business is in Gillette, Wyoming. Wyodak owns and operates a surface coalmine in the Powder River Basin of Wyoming. Wyodak produces and markets coal to several unrelated third parties, and also supplies coal to Black Hills Power. Subsidiaries of Wyodak are engaged in the businesses of producing and marketing coal, oil, and natural gas, and the provision of communications, cable television, and internet services.

Black Hills Exploration & Production, Inc.

     Black Hills Exploration & Production, Inc. ("BHEP") is a Wyoming corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. BHEP engages in oil and natural gas exploration and production in Wyoming, Montana, North Dakota, Nebraska, Colorado, California, Texas, Oklahoma, and Louisiana..

Landrica Development Company

     Landrica Development Company ("LDC") is a South Dakota corporation and a wholly owned subsidiary of Wyodak, headquartered in Rapid City, South Dakota. LDC is the owner of a coal benefication plant located near Gillette, Wyoming. The plant is currently decommissioned until such time as improvements in technology make the project economical and marketable.

Black Hills Capital Group, Inc.

     Throughout 2001, Black Hills Capital Group, Inc. ("BHCG") was a South Dakota corporation, and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. Effective December 31, 2001, BHCG was merged into and consolidated with its parent entity, Wyodak. At that time, the following BHCG subsidiaries became subsidiaries of Wyodak: Black Hills Fiber Systems, Inc., Enserco Energy, Inc., Black Hills Coal Network, Inc., and Black Hills Energy Resources, Inc.





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



Black Hills Fiber Systems, Inc.

     Black Hills Fiber Systems, Inc. ("BHFS") is a South Dakota corporation and a wholly owned subsidiary of Wyodak. BHFS is headquartered in Rapid City, South Dakota. BHFS is a fifty-one percent member of Black Hills Fibercom, LLC.

Black Hills Fibercom, LLC

     Black Hills Fibercom, LLC ("BHFC") is a South Dakota limited liability company headquartered in Rapid City, South Dakota. The company consists of two members, BHFS and GLA New Ventures, LLC. The company is engaged in the business of providing telephone, cable television, and internet services in the Black Hills region of western South Dakota.

DAKSOFT, Inc.

     DAKSOFT, Inc. ("Daksoft") is a South Dakota corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. Daksoft develops and markets internally generated computer software to its associates and to unrelated third parties.

Enserco Energy, Inc.

     Enserco Energy, Inc. ("Enserco") is a South Dakota corporation and a wholly owned subsidiary of Wyodak. Enserco is headquartered in Golden, Colorado. Enserco is engaged in the business of marketing natural gas on a wholesale basis in the Rocky Mountain and Pacific Coast regions of the United States. Enserco is also the sole member of VariFuel, LLC.

VariFuel, LLC

     VariFuel, LLC ("VariFuel") is a South Dakota limited liability company and a wholly owned subsidiary of Enserco headquartered in Chicago, Illinois. The company formerly engaged in marketing retail natural gas in the metropolitan area of Chicago, Illinois, but is presently inactive.

Black Hills Coal Network, Inc.

     Black Hills Coal Network, Inc. ("BHCN") is a South Dakota corporation and a wholly owned subsidiary of Wyodak. BHCN is headquartered in Mason, Ohio. BHCN markets coal in the Northeastern, Atlantic and Great Lakes regions of the United States.

Black Hills Energy Resources, Inc.

     Black Hills Energy Resources, Inc. ("BHER") is a South Dakota corporation and a wholly owned subsidiary of Wyodak. BHER is headquartered in Houston, Texas and engages in the marketing and transportation of oil.


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Black Hills Energy Pipeline, LLC

     Black Hills Energy Pipeline, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 32.33% limited partner in Millennium Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

Black Hills Millennium Pipeline, Inc.

     Black Hills Millennium Pipeline, Inc. is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Pipeline Company, L.P. a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

Black Hills Energy Terminal, LLC

     Black Hills Energy Terminal, LLC is a South Dakota limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 32.33% limited partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Black Hills Millennium Terminal, Inc.

     Black Hills Energy Terminal, Inc. is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Millennium Pipeline Company, L.P.

     Millennium Pipeline Co., L.P. is a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast region of Texas. Subsidiaries of Black Hills Corporation hold limited and general partnership interests totaling one third of the equity interests of the partnership. The remaining interests are held by Equilon Pipeline Company, LLC.

Millennium Terminal Company, L.P.

     Millennium Terminal Co., L.P. is a Texas limited partnership which owns and operates an oil terminal and storage facility. Subsidiaries of Black Hills Corporation hold limited and general partnership interests totaling one third of the equity interests of the partnership. The remaining interests are held by Equilon Pipeline Company, LLC.

Black Hills Energy Capital, Inc.

     Black Hills Energy Capital, Inc. ("BHEC") is a Delaware corporation and a wholly owned subsidiary of Black Hills Power headquartered in Wheeling, Illinois. The corporation

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is engaged in the independent power industry. Through
its subsidiaries, BHEC holds investments in numerous hydroelectric and natural gas fired electric generating facilities located in New York, Massachusetts, Colorado, Nevada and California that are either qualifying facilities ("QF") or owned by exempt wholesale generators ("EWGs").

Black Hills Independent Power Fund, Inc.

     Black Hills Independent Power Fund, Inc. is a Texas corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills Independent Power Fund II, Inc.

     Black Hills Independent Power Fund II, Inc. is an Illinois corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills Berkshire, LLC

     Black Hills Berkshire, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is presently inactive.

Black Hills Capital Development, Inc.

     Black Hills Capital Development, Inc. is an Illinois corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills North America, Inc.

     Black Hills North America, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The corporation holds a one percent general partnership interest in Indeck North American Power Fund, L.P., which, through its subsidiary, is an investor in electric generating facilities in Massachusetts and California that are either QFs or owned by EWGs.

North American Funding, LLC

     North American Funding, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The company is an investor in one electric generating facility in Massachusetts and two in California that are either QFs, or owned by EWGs.

EIF Investors, Inc.

     EIF Investors, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The corporation holds BHEC's investment in Energy Investors Fund, L.P., Energy Investors Fund II, L.P., and Energy Investors Fund III, L.P.,

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

which in turn hold investments in numerous electric generating facilities that are either QFs, or owned by EWGs in the United States and elsewhere

Black Hills High Desert, Inc.

     Black Hills High Desert, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC. The corporation is currently inactive.

Black Hills Idaho Operations, LLC

     Black Hills Idaho Operations, LLC, is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is headquartered in Wheeling, Illinois. The company is engaged in the business of providing plant operating services to two qualifying natural gas fired facilities located in the Cities of Rupert and Glenns Ferry, Idaho.

Indeck North American Power Partners, LP

     Indeck North American Power Partners, LP ("INAPP") is a Delaware limited partnership headquartered in Wheeling, Illinois. BHEC holds direct and indirect limited and general partnership interests in INAPP totaling up to 85.67%. BHEC also provides management services to INAPP. INAPP is the sole general partner of Indeck North American Power Fund, L.P.

Indeck North American Power Fund, LP

     Indeck North American Power Fund, LP ("INAPF") is a Delaware limited partnership headquartered in Wheeling, Illinois. BHEC holds direct and indirect limited and general partnership interests in INAPF totaling up to 81.892%. BHEC also provides management services to INAPF. INAPF holds investments in two natural gas fired cogeneration facilities located in Massachusetts and California that are either QFs or owned by EWGs.

Black Hills Ontario, LLC

     Black Hills Ontario, LLC is a Delaware limited liability company with operations in Ontario, California. BHEC holds direct and indirect membership interests in the company totaling 50%. BHEC is also a manager of the company. The company owns and operates a natural gas fired qualifying cogeneration facility in Ontario, California.

Black Hills Harbor, LLC

     Black Hills Harbor, LLC ("Black Hills Harbor") is a Delaware limited liability company with operations in Long Beach, California. BHEC indirectly holds a 76.129% membership interest in Black Hills Harbor. Black Hills Harbor owns 70% of the capital stock of Harbor Cogeneration Company, an EWG that owns and operates a natural gas fired cogeneration facility in Long Beach, California.




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Indeck Auburndale, LLC

     Indeck Auburndale, LLC is a Delaware limited liability company and a wholly owned subsidiary of INAPF. The company is currently inactive.

Indeck Gordonsville, LLC

     Indeck Gordonsville, LLC is a Delaware limited liability company and a wholly owned subsidiary of INAPF. The company is currently inactive.

AHDC, LLC

     AHDC, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro Development Corporation. The company is currently inactive.

Acquisition Partners, LP

     Acquisition Partners, LP ("APLP") is a New York limited partnership, headquartered in South Glen Falls, New York. BHEC owns a 21% limited partnership interest and Adirondack Hydro Development Corporation ("Adirondack Hydro") owns a 79% general partnership interest in APLP. APLP holds a 21% limited partnership interest in NHP, LP.

NHP, LP

     NHP, LP is a New York limited partnership ("NHP"). The company is headquartered in South Glens Falls, New York. Adirondack Hydro holds a 99.99% general partnership interest and APLP owns a 0.01% limited partnership interest in NHP. The company was licensed in 1992 (58 FERC 62,041) to commence construction of the Northumberland Hydroelectric Project No. 4244, to be located on the Hudson Dam of the New York State Barge Canal System.

ICPM, Inc.

     ICPM, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC. By FERC order dated March 31, 1995 in Docket Number ER95-640-000, ICPM, Inc. received approval to engage in wholesale electric power and energy transactions as a marketer. The company is currently inactive.

Middle Falls Corporation

     Middle Falls Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 49% limited partnership interest in Middle Falls Limited Partnership, which owns a qualified hydroelectric generating facility on the Battenkill River system of New York.




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Middle Falls II, LLC

     Middle Falls II, LLC is a New York limited liability company that is a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company is a 1% general partner in Middle Falls Limited Partnership, which owns a qualified hydroelectric generating facility on the Battenkill River system of New York.


Middle Falls Limited Partnership

     Middle Falls Limited Partnership is a New York limited partnership. The partnership is headquartered in South Glens Falls, New York. Through its subsidiaries, BHEC owns a 1% general partnership interest and a 49% limited partnership interest in Middle Falls Limited Partnership. The partnership owns a qualified hydroelectric generating facility on the Battenkill River System of New York.

Middle Falls Partners, LLC

     Middle Falls Partners, LLC is a New York limited liability company and a wholly-owned subsidiary of Middle Falls Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by Middle Falls Limited Partnership.

Sissonville Corporation

     Sissonville Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 98% limited partnership interest in Sissonville Limited Partnership, an EWG that owns a hydroelectric generating facility on the Raquette River system in New York.

Sissonville II, LLC

     Sissonville II, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company holds a 2% general partnership interest in Sissonville Limited Partnership, an EWG that owns a hydroelectric generating facility on the Raquette River system in New York.

Sissonville Limited Partners, LLC

     Sissonville Limited Partners, LLC is a New York limited liability company and a wholly owned subsidiary of Sissonville Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by Sissonville Limited Partnership.




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State Dam Corporation

     State Dam Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 98% limited partnership interest in NYSD Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

State Dam II, LLC

     State Dam II, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company holds a 2% general partnership interest in NYSD Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

NYSD Partners, LLC

     NYSD Partners, LLC is a New York limited liability company and a wholly owned subsidiary of NYSD Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by NYSD Limited Partnership.

Warrensburg Corporation

     Warrensburg Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 98% limited partnership interest in Warrensburg Hydro Power Limited Partnership, an EWG that owns a hydroelectric generating facility located on the Hudson River system of New York.

Warrensburg II Corporation

     Warrensburg II Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 2% general partnership interest in Warrensburg Hydro Power Limited Partnership, an EWG that owns a hydroelectric generating facility located on the Hudson River system of New York.

South Glens Falls, LLC

     South Glens Falls, LLC is a Delaware limited liability company. The company is directly and indirectly wholly owned by BHEC. The company is headquartered in South Glens Falls, New York. The company is a 0.5% general partner in South Glens Falls Limited Partnership which owns a qualified hydroelectric generating facility on the Hudson River system of New York.




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South Glens Falls Limited Partnership

     South Glens Falls Limited Partnership is a New York limited partnership. The partnership is headquartered in South Glens Falls, New York. Through its subsidiaries, BHEC owns a 0.5% general partnership interest and a 29.7% limited partnership interest in the partnership. The partnership owns a qualified hydroelectric generating facility on the Hudson River System of New York.

Black Hills Valmont Colorado, Inc.

     Black Hills Valmont Colorado, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The company is acting as financing agent during the construction phase of Black Hills Colorado, LLC's expansion project.

Black Hills Fountain Valley, LLC

     Black Hills Fountain Valley, LLC ("BHFV") is a Delaware limited liability company and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. BHFV holds the investment of BHEC in Fountain Valley Power, LLC ("Fountain Valley Power"). Fountain Valley Power is an EWG and in August 2001, it began operation of a 240 MW gas fired electric generation facility located south of Colorado Springs, Colorado.

Black Hills Nevada, LLC

     Black Hills Nevada, LLC ("BHN") (formerly known as Southwest Power, LLC) is a Delaware limited liability company, and a wholly owned subsidiary Black Hills Southwest, LLC). Through its subsidiaries, the company holds an investment in a 45 MW natural gas-fired cogeneration facility and owns an adjacent 222 MW natural gas fired electric power generation facility being developed in the City of North Las Vegas, Nevada.

Black Hills Southwest, LLC

     Black Hills Southwest, LLC (formerly known as Black Hills Nevada, LLC) is a Delaware limited liability company and wholly owned subsidiary of BHEC. Through its subsidiaries, the company holds an investment in a 45 MW natural gas-fired cogeneration facility and owns an adjacent 222 MW natural gas-fired electric power generation facility being developed in the City of North Las Vegas, Nevada.

Desert Arc I, LLC

     Desert Arc I, LLC is a Delaware limited liability company that is owned fifty percent (50%) by BHN. Desert Arc I is an eighty-five percent (85%) general partner in Las Vegas Cogeneration Limited Partnership, a Nevada limited partnership which owns a 45 MW natural gas-fired cogeneration QF located in the City of North Las Vegas, Nevada. Desert Arc II, LLC


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Desert Arc II, LLC

     Desert Arc II, LLC is a Delaware limited liability company, that is owned fifty percent (50%) by BHN. Desert Arc II is a fifteen percent (15%) limited partner in Las Vegas Cogeneration Limited Partnership, a Nevada limited partnership which owns a 45 MW natural gas-fired cogeneration QF located in the City of North Las Vegas, Nevada.

Las Vegas Cogeneration Limited Partnership.

     Las Vegas Cogeneration Limited Partnership ("LVCLP") is a Nevada limited partnership. BHEC, through its subsidiaries, owns a forty-two and one-half percent (42.5%) general partnership interest and a seven and one-half percent (7.5%) limited partnership interest in the partnership. The partnership owns a 45 MW natural gas-fired cogeneration QF located in the City of North Las Vegas, Nevada.

Las Vegas Cogeneration II, LLC

     Las Vegas Cogeneration II, LLC ("LVCII") is a Delaware limited liability company and wholly owned subsidiary of BHN. The company is currently developing a 222 MW natural gas-fired electric power generation facility in the City of North Las Vegas, Nevada. The planned date of commercial operation for the facility is September 1, 2002. The company expects to apply for EWG status.

Sunco Ltd., a Limited Liability Company

     Sunco Ltd, a Limited Liability Company ("Sunco") is a Nevada limited liability company and a wholly owned subsidiary of BHN. The company owns and operates a 12-acre greenhouse facility used to grow organic tomatoes. The greenhouse facility serves as the thermal host required by LVCLP to maintain its QF status. LVCLP supplies the greenhouse with thermal energy produced by the QF.

Black Hills Nevada Real Estate Holdings, LLC

     Black Hills Nevada Real Estate Holdings, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHN. The company owns and leases the land on which LVCLP's 45 MW natural gas-fired cogeneration facility, LVCII's 222 MW natural gas-fired electric power generation facility and Sunco's greenhouse facility are located.

E-Next A Equipment Leasing Company, LLC

     E-Next A Equipment Leasing Company, LLC is a Delaware limited liability company, and wholly owned subsidiary of BHFV. The company owns and leases certain equipment, including gas turbines and transformer packages, used at FVP's generation facility

Black Hills Nevada Operations, LLC

     Black Hills Nevada Operations, LLC is a Delaware limited liability company and wholly owned subsidiary of BHEC. The company operates the 45 MW natural gas-fired cogeneration facility owned by Las Vegas Cogeneration Limited Partnership and located in the City of North Las Vegas, Nevada, as well as natural gas fired facilities currently under construction in North Las Vegas, Nevada.

Black Hills Long Beach, Inc.

     Black Hills Long Beach, Inc. is a Delaware corporation formed for the purpose of acquiring additional ownership interests in Harbor Cogeneration Company, an EWG that owns and operates a natural gas fired cogeneration facility in Long Beach, California. Black Hills Long Beach, Inc. is a wholly owned subsidiary of BHEC, which also owns indirect interests in the same facility through its indirect membership interests in Black Hills Harbor, LLC.

Las Vegas Cogeneration Energy Financing Company, LLC

     Las Vegas Cogeneration Energy Financing Company, LLC is a Delaware limited liability company and a wholly owned subsidiary of LVCII headquartered in Las Vegas, Nevada. The company owns and will lease certain equipment, including gas turbines and transformer packages, to be used at LVCII's generation facility commencing with the date of commercial operation of the facility.

ITEM 2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


                               ELECTRIC PROPERTIES

     The following table provides information on the generation, transmission and distribution facilities of Black Hills Power.

Generation Facilities

     During 2001, 81 percent of the fuel used by Black Hills Power to generate electricity, measured in Btus (British thermal units), was coal. Black Hills Power's generation facilities include: the Ben French Plant in Rapid City, South Dakota, consisting of five 20 MW

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

combustion turbines, a 25 MW coal-fired steam boiler and four 2.5 MW oil-fired internal combustion units; Neil Simpson I and Neil Simpson II near Gillette, Wyoming, coal units with capacities of 21.8 and
88.9 MW, respectively; Osage Plant in Osage, Wyoming, a 34.5 MW coal-fired plant; Neil Simpson Complex CT #1, a 40 MW natural gas fired combustion turbine near Gillette, Wyoming; and the Wyodak Plant (20% share, co-owned with PacifiCorp) near Gillette, Wyoming, at which Black Hills Power is entitled to
72.4 MW of capacity. Black Hills Power is developing a 40 MW combustion turbine (the Lange CT #1,) near Rapid City, South Dakota. The facility is expected to be on line in March of 2002.

Generating Units

                                                                    Year of           Rating          Principal
Name of Plant                                                    Installation       (Kilowatts)         Fuel

Osage Plant - Osage, (WY)                                          1948-1952            34,500          Coal
Ben French Station - Rapid City, (SD)                                1960               25,000          Coal
                                                                     1965               10,000           Oil
                                                                   1977-1979           100,000       Oil or Gas
Neil Simpson Station - Gillette, (WY)                                1969               21,760          Coal
                                                                     1995               88,900          Coal
Neil Simpson Complex CT 1 - Gillette, (WY)                           2000               40,000           Gas
Wyodak Plant - Gillette, (WY)                                        1978               72,400          Coal

                    Total                                                              392,560

Of the 392.56 MW total installed capacity, 135 MW of Black Hills Power's installed capacity is presently located in South Dakota, with an additional
257.56 MW located in Wyoming due to the abundance of low sulfur coal and natural gas in that state. By constructing its plants in close proximity to their fuel source, Black Hills Power is able to provide economical power to its customers and eliminate the substantial cost of transporting fuel by rail or pipeline to its generating facilities.

Transmission and Distribution Facilities

     Because 97% of Black Hills Power's service territory and 96% of its customers are located in South Dakota, 2,106 miles (96%) of Black Hills Power's 2,195 miles of distribution lines are also located in that state, with 63 additional miles (3%) of distribution lines serving Black Hills Power's Wyoming customers and 26 miles (1%) of distribution lines serving its Montana customers.

     Black Hills Power owns transmission lines consisting of 447 miles of 230 kV transmission lines, 533 miles of 69 kV lines and 8 miles of 47 kV lines. Black Hills Power also jointly owns 43 miles of 230 kV transmission lines with Basin Electric Power Cooperative. Over six hundred miles of Black Hills Power's transmission lines (59%) are located in South Dakota, with 289 additional line-miles (28%) in Wyoming that are used to transmit the economical power generated by Black Hills Power's mine-mouth coal-fired facilities and natural gas fired turbine located in Wyoming to its load centers in South Dakota. Black Hills also owns 40 miles of transmission line (4%) in Montana that are used to serve its customers in that State and 94 miles of transmission line (9%) in Nebraska, the sole purpose of which is to interconnect Black Hills Power with the Western Area Power Administration's facilities in Stegall, Nebraska.

     In addition to the facilities identified above, Black Hills Power owns a service center in Rapid City, several district office buildings at various locations within its service area and an eight-story home office building in Rapid City, South Dakota, housing its home office on four floors, with the balance of the building rented to others.

                         NON-ELECTRIC ENERGY PROPERTIES

     Non-electric energy properties consist of coal mining properties, oil and natural gas properties and energy marketing properties.

Coal Mining Properties

     Wyodak is engaged in mining and processing sub-bituminous coal near Gillette in Campbell County, Wyoming, and owns or has user rights in the necessary mining, processing and delivery equipment to fulfill its sales contracts. The coal averages 8,000 Btus per pound. Mining rights to the coal are based upon four federal leases and one state lease. The estimated recoverable coal from the leases as of December 31, 2001 is 276,647,700 tons, of which 37,893,000 tons are committed to be sold to the Wyodak Plant and approximately 22,152,000 tons to Black Hills Power's other plants.

Oil and Natural Gas Properties

     Black Hills Exploration and Production operates 388 wells as of December 31, 2001. The majority of these wells are in the Finn Shurley Field, located in Weston and Niobrara Counties, Wyoming. Black Hills Exploration and Production does not operate, but owns a working interest in 422 producing properties located in the western and southern United States. Black Hills Exploration and Production also owns a 44.7 percent non-operating interest in a natural gas processing plant located at the Finn Shurley Field.

Energy Marketing Properties

     In 1999, Black Hills Energy Resources formed Black Hills Millennium Pipeline Company to own a minority interest in a 200-mile pipeline in Texas. The pipeline has a capacity of 67,000 barrels per day. The majority owner and operator of the pipeline is Equilon Pipeline Company, LLC.


ITEM 3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  Black Hills Power is the only public utility company subsidiary of Black Hills Corporation. Black Hills Power conducts its utility business substantially within the State of South Dakota.

(a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Retail: 1,568,453,000 kwh

(b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  Out of state: 138,446,000 kwh (Wyoming) +  13,460,000 kwh
                  (Montana) = 151,906,000kwh

(c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  Electricity generated by Black Hills Power's generating plants is primarily sold to retail customers located in South Dakota. Energy purchased outside of the state of South Dakota from other utilities is resold at wholesale outside the state. Black Hills Power also engages in non-firm energy/opportunity sales outside the state of South Dakota.

(d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  STATE                     KWH
                  Wyoming                   135,927,000
                  Colorado                   51,877,000
                  Nebraska                    3,519,000
                  Idaho                         200,000
                  Montana                       180,000


ITEM 4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Black Hills Generation, Inc.

(a) Black Hills Generation, Inc. ("Black Hills Generation" formerly WYGEN, Inc.)is an exempt wholesale generator ("EWG") and a Wyoming Corporation. The FERC accepted Black Hills Generation's application for EWG status in a Letter Order reported at 69 FERC P. 61,036 (1994). Black Hills Generation's business address is 625 9th Street, P.O. Box 1400, Rapid City, SD 57709. In August of 1999, Black Hills Generation began initial engineering and site preparation for a 90 megawatt coal-fired electric generation facility to be located near Gillette, Wyoming, at the Wyodak coal mine (the "Wygen Plant"). The company will lease this facility from Wygen Funding, LP, an unrelated Delaware limited partnership owned by the project financiers. Black Hills Generation will also construct transmission facilities sufficient to deliver electric energy from the Wygen Plant to the Black Hills Power transmission system through an interconnection with the Wyodak Substation. The Wygen Plant is scheduled to be completed in 2003. On May 4, 2001, Black Hills Generation placed in service, a 40 MW combustion turbine (the Neil Simpson Complex CT #2) near Gillette, Wyoming.

(b)      Black Hills Generation is wholly owned by Wyodak.

(c) Black Hills Corporation, through its wholly owned subsidiary, Wyodak, has made capital contributions to Black Hills Generation totaling $66,501,000. Black Hills Generation had loans outstanding from Wyodak of $16,527,000 at December 31, 2000 and $117,032,000 at December 31,
         2001. Black Hills Generation also had a loan outstanding from Black Hills Corporation of $279,461,000 at December 31, 2001.

(d) Total equity as of December 31, 2001 was $69,540,000. Net income for the twelve month period ended December 31, 2001 was $3,540,000.

(e) Black Hills Generation entered into a Firm Point-to-Point Service Agreement with Black Hills Power, Inc., to deliver up to 40 MW of capacity and energy pursuant to rates governed by the Open Access Transmission Tariff filed by Black Hills Power, Inc., in FERC Docket Number OA96-75-000. This agreement was effective from May 1, 2001 through August 31, 2001 and was extended through February 28, 2002. Fees and service charges are billed pursuant to FERC Open Access Tariff rates.

         Black Hills Generation entered into a Services and Facilities Agreement with Black Hills Power, Inc. on April 25, 2001, under which Black Hills Power, Inc. provides operation, maintenance and emergency services, as well as water, compressed air and auxiliary services for the benefit of a 40 MW gas combustion turbine owned by Black Hills Generation and located near Gillette, Wyoming. Fees and service charges are billed at cost.

Black Hills Colorado, LLC

(a) Black Hills Colorado, LLC ("Black Hills Colorado" formerly named Indeck Colorado, LLC), is an EWG and a Delaware limited liability company. Black Hills Colorado is administered from 1075 Noel Ave, Wheeling, IL 60090. FERC accepted Black Hills Colorado's application for EWG status in an order reported at 91 FERCP. 62,131 (2000). Black Hills Colorado owns and operates two natural gas-fired combustion turbines, an 80 MW facility located at the Arapahoe Power Station in Denver, Colorado, and an 80 MW facility located at the Valmont Power Station in Boulder, Colorado. As part of the agreement under which Public Service Company of Colorado ("PSCo") permitted Black Hills Generation to develop the facilities, the EWG agreed to sell-back the power and energy produced from the facilities to PSCo for a period of seven years following their completion. Black Hills Colorado has also entered into an agreement with PSCo wherein Black Hills Colorado will construct an additional 50MW to be located at the Arapahoe Station. This 50 MW will become operational in early 2002. With this expansion a new ten year tolling agreement was executed (replacing the original seven year agreement) providing for the EWG to sell back all 210 MW of the Arapahoe and Valmont Power Stations' output to PSCo through May of 2012.

(b)      Black Hills Colorado is wholly owned by BHEC.

(c) Black Hills Generation, Inc. and Indeck Capital, Inc. made equity contributions of $21,278,000 and $360,000, respectively, in June, 2000. In addition, BHEC made equity contributions of $28,330,000 in 2001, bringing total equity to $49,968,000. On July 7, 2000, Indeck Capital, Inc. was merged into Black Hills Energy Capital, Inc., a wholly owned subsidiary of Black Hills Corporation. Effective on December 31, 2000, the equity interest of Black Hills Generation, Inc. in Black Hills Colorado was assigned to Black Hills Energy Capital, Inc.

(d) As of December 31, 2001, Black Hills Colorado, LLC had total equity of $53,127,000. Its net income for the twelve-month period ended December 31, 2001 was $105,547

(e)      None.

Fountain Valley Power, LLC

(a) Fountain Valley Power, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC. Fountain Valley Power is an exempt wholesale generator ("EWG"). The FERC accepted Fountain Valley Power's application for EWG status in a letter order reported at 95 FERC 62,099 2001. Fountain Valley Power's business address is 350 Indiana Street, Suite 220, Golden, Colorado 80401.

         In August 2001, Fountain Valley Power began operation of a 240 MW gas fired electric generation facility located south of Colorado Springs, Colorado. The project output is sold under a Tolling Agreement to Public Service Company of Colorado ("PSCo").

(b) Fountain Valley Power is wholly owned by Black Hills Fountain Valley, Inc., which in turn is wholly owned by BHEC.

(c) Black Hills Corporation has indirectly contributed $36,000,000 in equity in Fountain Valley Power, its wholly owned subsidiary, BHEC. There are no direct or indirect guarantees by Black Hills Corporation in favor of Fountain Valley Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Fountain Valley Power.

(d) As of December 31, 2001, Fountain Valley Power had total equity of $38,794,048. For the twelve month period ended December 31, 2001, net earnings totaled $4,249,252.

(e) On March 30, 2001, Fountain Valley Power, LLC entered into a Project Services Agreement with BHEC, by which BHEC or its affiliates agreed to provide development, management and/or technical services during the permitting, construction and commercial operations phases of the project. Fees and services charges are billed pursuant to a Schedule of Service Charges attached to the Agreement. In addition, the company pays BHEC an annual service fee of $250,000 for services performed under the agreement.

Harbor Cogeneration Company

(a) Harbor Cogeneration Company ("Harbor Cogen") is an EWG and a California corporation that owns a 98 MW cogeneration facility located near the City of Long Beach in Los Angeles County, California. Harbor Cogen is administered from 1075 Noel Ave, Wheeling, IL 60090. Harbor Cogen's application for EWG status was approved by FERC in a Letter Order reported at 86 FERC P. 62,188
         (1999). The project output is ordinarily sold on a merchant basis to the California ISO. Harbor Cogen's facilities are directly connected to Southern California Edison Company's 230 kV transmission system through a step-up transformer owned by Harbor Cogeneration.

(b) BHEC directly and indirectly (by and through its interest in Indeck North American Power Fund, L.P.) owns a 76.129% interest in Black Hills Harbor, LLC, which, in turn, owns a 70% interest in the EWG. Thus BHEC's indirect interest in Harbor Cogen is approximately 53.29%.

(c) On March 30, 1987, South Coast Energy Company contributed $840,000 to Harbor Cogen. South Coast Energy Company's interest was later acquired by Indeck Harbor, LLC, which Black Hills Corporation is now the indirect owner of 45.37% of. Black Hills Corporation's indirect investment in the company equates to $639,156. There are presently no direct or indirect guarantees by Black Hills Corporation in favor of Harbor Cogen or recourse debt to any system company.

(d) As of December 31, 2001, Harbor Cogen had total equity of $50,996,814. For the twelve months ended December 31, 2001 Harbor Cogen's earnings totaled $10,115,944.

(e)      None.

Adirondack Hydro Development Corporation

(a) Adirondack Hydro Development Corporation ("Adirondack Hydro") is a Delaware corporation, located at 39 Hudson Falls Road, South Glens Falls, NY 12803. In Adirondack Hydro Development Corporation, 92 FERC
         P. 62,165 (2000), FERC determined that Adirondack Hydro was an EWG. Adirondack Hydro holds direct and indirect interests in other EWGs including Northern Electric Power Co., L.P., Hudson Falls, LLC, Sissonville Limited Partnership, Warrensburg Hydro Power Limited Partnership, NYSD Limited Partnership, Adirondack Hydro - Fourth Branch, LLC, and Adirondack Operating Services, LLC.

(b)      Adirondack Hydro is wholly owned by BHEC.

(c) Indeck Capital, Inc. contributed $3,975,105 to Adirondack Hydro prior to Black Hills Corporation's ownership of the EWG. Black Hills Corporation has indirectly invested $15,855,000 in Adirondack Hydro through its wholly owned subsidiary, BHEC. There are no direct or indirect guaranties by Black Hills Corporation in favor of Adirondack Hydro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Hydro.

(d) As of December 31, 2001, Adirondack Hydro had total equity of $ 55,931,238. For the twelve-month period ended December 31, 2001 net earnings totaled $4,062,707.

(e) Adirondack Hydro is a party to a service contract with its wholly owned subsidiary Adirondack Operating Services, LLC, wherein Adirondack Hydro receives management and administrative services from Adirondack Operating Services, LLC. Adirondack Operating Services, LLC provides these services at cost.

Northern Electric Power Co., L.P.

(a) Northern Electric Power Co., L.P., ("Northern Electric") is a New York limited partnership located at 39 Hudson Falls Road in South Glens Falls, New York 12803. On January 14, 1994, FERC determined that Northern Electric was an EWG. Northern Electric Power Co., 66 FERCP. 61,060 (1994). Northern Electric owns Hudson Falls, a FERC jurisdictional 36.1 MW net capacity QF located on the Hudson River near the Town of Moreau, in Saratoga and Washington Counties, New York. The Hudson Falls facility was granted qualifying status in Northern Electric Power Co., LP, 65 FERCP. 62,231 (1993) and has filed several self-certifications of qualifying status thereafter.

(b) Through their subsidiary, Hudson Falls, LLC, Adirondack Hydro (98.5%) and BHEC (1.5%) indirectly own half of the 1% general partnership interest in Northern Electric. Adirondack Hydro directly owns a 32.5% limited partnership interest in Northern Electric.

(c) Adirondack Hydro contributed $3,137,798 to Northern Electric in 1995. Black Hills Corporation acquired Adirondack Hydro on July 7, 2000 with the merger of Adirondack Hydro's parent, Indeck Capital, Inc. into BHEC. Allstate Insurance Company and Allstate Life Insurance Company contributed $4,184,253 and $2,091,342 to Northern Electric, respectively, in 1995. As of December 31, 2001, Adirondack Hydro acquired all of the interests of Allstate Insurance Company's and Allstate Life Insurance Company's respective limited partnership interests. There are no direct or indirect guarantees in favor of Northern Electric by Black Hills Corporation. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Northern Electric.

(d) As of December 31, 2001. Northern Electric had total equity of $11,342,053. For the twelve-month period ended December 31, 2001 net earnings totaled $ 3,666,549.

(e) Northern Electric is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Northern Electric. Adirondack Operating Services, LLC provides these services at cost.

Hudson Falls, LLC

(a) Hudson Falls, LLC ("Hudson Falls") is a New York limited liability company whose business address is 39 Hudson Falls Road, South Glens Falls, New York 12803.

         Hudson Falls holds one-half of the general partnership interest in Northern Electric. FERC determined that Hudson Falls was an EWG in Hudson Falls, LLC, 73 FERC P. 61,062 (1995).

(b)      Adirondack Hydro (98.5%) and BHEC (1.5%) jointly own Hudson Falls.

(c) The original members of the company, Adirondack Hydro, J. Forester, R. Dudley and S. Chwiecko, contributed $10,683.43, $790.00, $790.00 and $790.00, respectively, to Hudson Falls in 1995. Adirondack Hydro subsequently bought the interests of all of the other original members of the company when it was acquired by Indeck Capital, Inc. in 1997. A 1.5% interest was then transferred by Adirondack Hydro to Indeck Capital, Inc. Black Hills Corporation indirectly acquired 100% of Hudson Falls through the merger of Indeck Capital, Inc. into its wholly owned subsidiary BHEC on July 7, 2000. There are no direct or indirect guarantees of any Hudson Falls debt by Black Hills Corporation. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Hudson Falls.

(d) As of December 31, 2001, Hudson Falls had total equity of $119,861. For the twelve-month period ended December 31, 2001, net earnings totaled $96,778.

(e) Hudson Falls is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management and administrative services to Hudson Falls. Adirondack Operating Services, LLC provides these services at cost.

Sissonville Limited Partnership

(a) Sissonville Limited Partnership ("Sissonville") is a limited partnership formed under the laws of the State of New York. Its business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Sissonville is an EWG that owns and operates a hydroelectric facility with an installed capacity of 2.3 MW which is located on the Raquette River in the Town of Potsdam, St. Lawrence County, New York. FERC approved Sissonville's application for EWG status in an order reported at 92 FERC P. 62,129 (2000).

(b) Adirondack Hydro is presently the indirect owner of 2% general partnership and 98% limited partnership interests in Sissonville by and through its interests in Sissonville Corporation and Sissonville II, LLC.

(c) Adirondack Hydro contributed $102 to Sissonville on September 1, 1989. Black Hills Corporation indirectly acquired this interest through the merger of Sissonville's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. On October 27, 2000, Adirondack Hydro contributed an additional $2,673,424 to Sissonville. There are no direct or indirect guarantees by Black Hills Corporation in favor of Sissonville. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Sissonville.

(d) As of December 31, 2001, Sissonville had total equity of $1,552,025. For the twelve-month period ended December 31, 2001 net earnings totaled $92,316.

(e) Sissonville is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Sissonville. Adirondack Operating Services, LLC provides these services at cost.

Warrensburg Hydro Power Limited Partnership

(a) Warrensburg Hydro Power Limited Partnership ("Warrensburg Hydro") is a New York limited partnership, which is headquartered at 39 Hudson Falls Road, South Glens Falls, New York 12803. Warrensburg Hydro is an EWG that owns and operates a hydroelectric facility with an installed capacity of 2.8 MW which is located on the Schroon River in the Town of Warrensburg, Warren County, New York. Warrensburg's application for EWG status was approved by FERC in an order reported at 92 FERC P. 62,157
         (2000).

(b) Warrensburg is an indirect wholly owned subsidiary of Adirondack Hydro by and through Adirondack Hydro's ownership of Warrensburg Corporation and Warrensburg II Corporation.

(c) The original partners, Adirondack Hydro, Dominion Energy, Inc. and Dominion Cogen NY, Inc., contributed $300,000, $2,254,000 and $46,000, respectively, to Warrensburg on December 30, 1987. On October 31, 1998, Adirondack Hydro purchased the partnership interests held by Dominion Energy, Inc. and Dominion Cogen NY, Inc. Adirondack then transferred its limited and general partnership interests in Warrensburg to its wholly owned subsidiaries, Warrensburg Corporation and Warrensburg II Corporation, respectively. Black Hills Corporation acquired indirect ownership of Warrensburg on July 7, 2000 when its wholly owned subsidiary BHEC merged with Warrensburg ultimate parent, Indeck Capital, Inc. There are no direct or indirect guarantees by Black Hills Corporation in favor of Warrensburg. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Warrensburg.

(d) As of December 31, 2001, Warrensburg had total equity of $1,040,471. For the twelve-month period ended December 31, 2001, net loss totaled $570,201.

(e) Warrensburg is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Warrensburg. Adirondack Operating Services, LLC provides these services at cost.

NYSD Limited Partnership

(a) NYSD Limited Partnership ("NYSD") is a limited partnership formed under the laws of the State of New York. Its business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. NYSD is an EWG that owns and operates a hydroelectric facility with an installed capacity of
         11.7 MW which is located on the Mohawk River in the Town of Waterford and City of Cohoes in Saratoga and Albany Counties, New York. FERC approved NYSD's application for EWG status in an order reported at 92 FERC P. 62,158 (2000).

(b) Adirondack Hydro is the indirect owner of 2% general partnership and 98% limited partnership interests in NYSD by and through its ownership of interests in State Dam Corporation and State Dam II, LLC.

(c) Adirondack Hydro contributed $513,102 to NYSD on December 1, 1989. Black Hills Corporation indirectly acquired this interest through the merger of NYSD's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. On October 27, 2000, Adirondack Hydro contributed an additional $8,642,777 to NYSD. There are no direct or indirect guarantees by Black Hills Corporation in favor of NYSD. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of NYSD.

(d) As of December 31, 2001, NYSD had total negative equity of $7,289,526. For the twelve-month period ended December 31, 2001 net income totaled $513,426.

(e) NYSD is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to NYSD. Adirondack Operating Services, LLC provides these services at cost.

Adirondack Hydro - Fourth Branch, LLC

(a) Adirondack Hydro - Fourth Branch, LLC ("Fourth Branch") is a limited liability company organized under the laws of the State of New York. The principal business address of Fourth Branch is 39 Hudson Falls Road, South Glens Falls, New York 12803. The FERC accepted Fourth Branch's application for EWG status in a Letter Order reported at 93 FERC P. 62,108 (2000). On September 29, 2000 Fourth Branch acquired ownership of a hydroelectric generating facility with an installed capacity of 3.35 MW located on the Mohawk River in the Town of Waterford, Saratoga County, New York. This is currently the only generating facility owned by Fourth Branch.

(b)      Adirondack Hydro is the sole member of Fourth Branch.

(c) Adirondack Hydro made an equity contribution of $634,441 in Fourth Branch on October 20, 2000. There are presently no direct or indirect guarantees by Black Hills

         Corporation or any other system company in favor of Fourth Branch or any recourse debt to Black Hills Corporation or any system company.

(d) As of December 31, 2001, Fourth Branch had total equity of $767,053. For the twelve months ended December 31, 2001, Fourth Branch's earnings totaled $81,379.

(e) Fourth Branch is a party to a service contract with Adirondack Operating Services, LLC wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Fourth Branch. Adirondack Operating Services, LLC provides these services at cost.

Adirondack Operating Services, LLC

(a) Adirondack Operating Services, LLC ("Adirondack Operating") is a limited liability company incorporated in New York whose business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Adirondack Operating operates seven associated hydroelectric generating facilities (both EWGs and QFs) located in New York State. On October 12, 1995, FERC issued a determination that Adirondack Operating is an EWG. Adirondack Operating Services, LLC, 73 FERC P. 61,061 (1995).

(b)      Adirondack Hydro (98.5%) and BHEC (1.5%) jointly own Adirondack
         Operating.

(c) Adirondack Hydro contributed $1,000 to Adirondack Operating on August 11, 1995. Black Hills Corporation indirectly acquired this interest through the merger of Adirondack Operating's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. There are no direct or indirect guarantees by Black Hills Corporation in favor of Adirondack Operating. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Operating.

(d) As of December 31, 2001, Adirondack Operating had total equity of $1,000. Adirondack Operating had no profit or loss for the twelve month period ended December 31,2001.

(e) Adirondack Operating provides management, administrative and operating services to the following Black Hills Corporation subsidiaries:
         Adirondack Hydro, Warrensburg, NYSD, Sissonville, Hudson Falls, Northern Electric, South Glens Falls, L.P., and Fourth Branch. Adirondack Operating provides these services at cost.

Indeck Pepperell Power Associates, Inc.

(a) Indeck Pepperell Power Associates, Inc. ("Indeck Pepperell"), is an EWG incorporated in the State of Delaware with its principal business offices located at 1075 Noel Ave., Wheeling, IL 60090. Indeck Pepperell owns a 38 MW cogeneration facility located in Pepperell, Massachusetts near the James River Pepperell, Inc. paper mill. Pepperell Power Associates Limited Partnership's (the predecessor to Indeck

         Pepperell) application for EWG status was granted by FERC in Pepperell Power Associates Limited Partnership, 62 FERC P. 61,182 (1993).

(b) BHEC indirectly owns 82.892% of the capital stock of Indeck Pepperell by and through its interests in Indeck North American Power Fund, L.P.

(c) Indeck Pepperell has total paid in capital of $10,947,564. Of that amount, $8,940,547 is attributable to Black Hills Corporation through its ownership interests in Indeck North American Power Fund, L.P. There are no direct or indirect guarantees by Black Hills Corporation in favor of Indeck Pepperell. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Indeck Pepperell.

(d) As of December 31, 2001, Indeck Pepperell had total equity of $7,303,924. Indeck Pepperell had net income of $146,193 for the twelve month period ended December 31,2001.

(e)      None.

Jamaica Private Power Company

(a) Jamaica Private Power Company ("Jamaica Power"), an EWG that is a Jamaican limited liability company. Jamaican Power owns a 60 MW diesel combined cycle facility located in Rockfort, Kingston, Jamaica. Jamaica Power's application for EWG status was granted by FERC in Jamaica Private Power Company Limited, 67 FERC P. 61,279 (1994).

(b) EIF Investors, Inc. owns a 0.5% general partnership interest and a 6.46% limited partnership interest in Energy Investors Fund II, L.P. ("EIFII") which, in turn, holds a 15.7% Class B Membership in Jamaica Power.

(c) EIF Investors, Inc. has invested $7.5 million in EIFII. EIFII has invested $7.32 million in Jamaica Power. There are no direct or indirect guarantees by Black Hills Corporation in favor of Jamaica Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Jamaica Power.

(d) As of December 31, 2001, the total cost of Jamaica Power's facility was $144,000,000.

(e)      None.

P.H. Rio Volcan, S.A.

(a) P.H. Rio Volcan, S.A. ("Rio Volcan"), an EWG that is incorporated in Costa Rica and located at Santo Domingo de Heredia del Hotel Bouganville 200 Mts. Al Este de la

         Iglesia Catolica, Heredia, Costa Rica. Rio Volcan owns a 17 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Rio Volcan's application for EWG status was granted by FERC in P.H. Rio Volcan, S.A., 82 FERCP. 62,029 (1998).

(b) EIF Investors, Inc. holds a 0.5% general partnership interest and a 6.46% limited partnership interest in EIFII. EIFII holds a 35% ownership interest in Rio Volcan.

(c) BHEC has invested $7.5 million in EIFII. EIFII has invested $1.5 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Rio Volcan. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Rio Volcan.

(d)      As of December 31, 2001, the total cost of Rio Volcan was $33,600,000.

(e)      None.

P.H. Don Pedro, S.A.

(a) P.H. Don Pedro, S.A. ("Don Pedro"), an EWG that is incorporated in Costa Rica, with its principal business offices located at Santo Domingo de Heredia del Hotel Bouganville 200 Mts. Al Este de la Iglesia Catolica, Heredia, Costa Rica. Don Pedro owns a 14.5 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Don Pedro's application for EWG status was granted by FERC in P.H. Don Pedro, S.A., 78 FERCP. 62,198
         (1997).

(b) EIF Investors, Inc. holds a 0.5% general partnership interest and a 6.46% limited partnership in EIFII. EIFII holds a 29% ownership interest in Don Pedro.

(c) EIF Investors, Inc. has invested $7.5 million in EIFII. EIFII has invested $1.5 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Don Pedro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Don Pedro.

(d)      As of December 31, 2001, the total cost of Don Pedro was $25,200,000.

(e)      None.

Berkshire Power Company, L.L.C.

(a) Berkshire Power Company, L.L.C. ("Berkshire Power"), a Massachusetts limited liability company with its principal office located at 200 High Street, 5th Floor, Boston, MA 02110 is an EWG that was formed to construct and own an eligible 270 MW facility located in Agawam, Massachusetts. Berkshire Power's application for

         EWG status was granted by FERC in Berkshire Power Company, L.L.C., 89 FERC P. 62,164 (2000).

(b) EIF Investors, Inc. owns a 0.5% general partnership interest and a 4.9% limited partnership interest in Project Finance Fund III ("EIFIII"). EIFIII holds a 28.5% equity interest in Berkshire Power.

(c) The total cost of the Berkshire Power facility was $200,000,000 as of December 31, 2001. Of that amount, $51,000,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of Berkshire Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Berkshire Power.

(d) As of December 31, 2001, the total cost of the Berkshire Power facility was $200,000,000. Berkshire Power had no revenues in the twelve month period ended December 31, 2001.

(e)      None.

MASSPOWER

(a) MASSPOWER, a Massachusetts general partnership with its principal place of business at One Bowdoin Square, Boston, MA 02114-2910, is an EWG that owns and operates an eligible 240 MW facility located in Springfield, Massachusetts. MASSPOWER's application for EWG status was granted in MASSPOWER, 83 FERC P. 62,273 (1998).

(b) EIF Investors, Inc. owns a 0.5% general partnership interest and a 4.9% limited partnership interest in EIFIII. EIFIII holds a 17.5% equity interest in MASSPOWER.

(c) The total cost of the MASSPOWER facility was $240,000,000 as of December 31, 2001. Of that amount, $42,000,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of MASSPOWER. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of MASSPOWER.

(d) As of December 31, 2001,, the total cost of the MASSPOWER facility was $240,000,000.

(e)      None.




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



                                    EXHIBIT A

     Consolidating  statement  of income and  retained  earnings  of Black Hills
Corporation and its subsidiaries for the year ended December 31, 2001 and a consolidating balance sheet as of December 31, 2001.

     The Company is requesting confidentiality for the financial statements ended December 31, 2001 of this U-3A-2 filing. This request is being made pursuant to Section 22b of the Public Utility Holding Company Act of 1935 and Rule 104 thereunder.









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



                                    EXHIBIT B

Organizational Charts Showing Relationship of Each EWG or Foreign Utility Company to Associate Companies in the Holding Company System


Exempt Wholesale Generators (EWGs):

1.       ADIRONDACK HYDRO DEVELOPMENT CORPORATION

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation

2.       BLACK HILLS COLORADO, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Black Hills Colorado, LLC

3.       INDECK PEPPERELL POWER ASSOCIATES, INC.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Black Hills North America, Inc.
      North American Funding, LLC
        Indeck North American Power Partners, LP
          Indeck North American Power Fund, LP
            Indeck Pepperell Power Associates, Inc.

4.       FOUNTAIN VALLEY POWER, LLC

Black Hills Corporation
 Black Hills Powers, Inc.
  Black Hills Energy Capital, Inc.
    Black Hills Fountain Valley, LLC
      Fountain Valley Power, LLC

5.       HARBOR COGENERATION COMPANY

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      North American Funding, LLC
      Black Hills North America, Inc.
        Indeck North American Power Partners, LP
          Indeck North American Power Fund, LP
            Black Hills Harbor, LLC
              Harbor Cogeneration Company

6.       BLACK HILLS GENERATION, INC.

Black Hills Corporation
  Black Hills Power, Inc.
    Wyodak Resources Development Corp.
      Black Hills Generation, Inc.

 7.      HUDSON FALLS, LLC

Black Hills Corporation
    Black Hills Power, Inc.
      Black Hills Energy Capital, Inc.
        Adirondack Hydro Development Corporation
          Hudson Falls, LLC

8.       ADIRONDACK OPERATING SERVICES, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Adirondack Operating Services, LLC

9.       SISSONVILLE LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Sissonville Corporation
        Sissonville II, LLC
          Sissonville Limited Partnership



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




10.      NYSD LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        State Dam Corporation
        State Dam II, LLC
          NYSD Limited Partnership

11.      WARRENSBURG HYDRO POWER LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Warrensburg Corporation
        Warrensburg II, Corporation
          Warrensburg Hydro Power Limited Partnership

12..     NORTHERN ELECTRIC POWER COMPANY, LP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Hudson Falls, LLC
          Northern Electric Power Company, LP

13.      ADIRONDACK HYDRO - FOURTH BRANCH, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Adirondack Hydro - Fourth Branch, LLC

14.      JAMAICA PRIVATE POWER COMPANY

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        Jamaica Private Power Company


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

15.      P.A. DON PEDRO, S.A.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        P.A. Don Pedro S.A.

16..     P.H. RIO VOLCAN, S.A.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        P.H. Rio Volcan, S.A.

17.      BERKSHIRE POWER COMPANY, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund III, LP
        Berkshire Power Company, LLC

18.      MASSPOWER

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund III, LP
        MASSPOWER







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



                             BLACK HILLS CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.


                             Black Hills Corporation


                    By       /s/ Mark T. Thies
                             -----------------
                             Mark T. Thies
                             Sr. Vice President Finance and CFO


Corporate Seal

Attest:


/s/ Steven J. Helmers
---------------------
General Counsel and Corporate Secretary





Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

                           Steven J. Helmers
                           General Counsel and Corporate Secretary
                           Post Office Box 1400
                           Rapid City, SD 57709




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